Filed Pursuant to Rule 433

Registration No. 333-274646

December 10, 2024

PRICING TERM SHEET

December 10, 2024

M&T Bank Corporation

$500,000,000 4.833% Fixed Rate/Floating Rate Senior Medium-Term Notes, Series A due 2029 (“Notes”)

Issuer:	M&T Bank Corporation

Issuer Ratings*:	Baa1 / BBB+ / A / A (Outlook: Stable / Negative / Stable / Stable) (Moody’s / S&P / Fitch / DBRS)

Offering Format:	SEC Registered

Trade Date:	December 10, 2024

Settlement Date**:	December 17, 2024 (T+5)

Title:	4.833% Fixed Rate/Floating Rate Senior Notes due 2029

Principal Amount:	$500,000,000

Maturity Date:	January 16, 2029

Fixed Rate Period:	From and including December 17, 2024 to, but excluding, January 16, 2028.

Floating Rate Period:	From and including January 16, 2028 to, but excluding, the Maturity Date

Fixed Rate Interest Rate:	4.833%

Floating Rate Interest Rate:	Compounded SOFR, determined as set forth under “Description of the Notes—Interest and Interest Rates—Floating Rate Notes—SOFR Notes—Compounded SOFR Index Notes” in the Prospectus Supplement plus 0.930%

Price to Public:	100.000%

Fixed Rate Yield:	4.833%

Fixed Rate Spread to Benchmark Treasury:	+ 72 bps

Fixed Rate Benchmark Treasury:	4.125% UST due November 15, 2027

Fixed Rate Benchmark Treasury Price / Yield:	100-01 / 4.113%

Fixed Rate Interest Payment Dates:	With respect to the Fixed Rate Period, semi-annually in arrears on each January 16 and July 16, commencing January 16, 2025 (short first interest period) and ending on January 16, 2028

Floating Rate Interest Payment Dates:	With respect to the Floating Rate Period, interest will be payable quarterly in arrears on April 16, 2028, July 16, 2028, October 16, 2028 and the Maturity Date

Minimum Floating Interest Rate:	During the Floating Rate Period, zero

Interest Period:	With respect to the Fixed Rate Period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the Fixed Rate Period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the Fixed Rate Period, the first day of the Floating Rate Period).

With respect to the Floating Rate Period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the Floating Rate Period, the first day of the Floating Rate Period) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).

Each of a Fixed Rate Interest Payment Date and a Floating Rate Interest Payment Date is an “Interest Payment Date.”

Observation Period:	With respect to each Interest Period with respect to the Floating Rate Period, the period from, and including, the date that is two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date that is two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).

Interest Determination Dates:	Two U.S. Government Securities Business Days preceding the applicable Interest Payment Date with respect to the Floating Rate Period (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).

U.S. Government Securities Business Day:	Any day that is not a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association (or any success thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Day Count:	30 / 360 with respect to the Fixed Rate Period ACT / 360 with respect to the Floating Rate Period

Day Count Convention:	With respect to the Fixed Rate Period, following business day, unadjusted. With respect to the Floating Rate Period, modified following business day.

Concurrent Registered Offering:	In a concurrent registered offering (the “Concurrent Registered Offering”), the Issuer is offering $1,000,000,000 aggregate principal amount of 5.385% Fixed Rate/Floating Rate Senior Notes due January 16, 2036 (the “Notes due 2036”). The Notes due 2036 are being offered pursuant to a separate pricing supplement. The closing of this offering is not conditioned on the closing of the Concurrent Registered Offering and the closing of the Concurrent Registered Offering is not conditioned on the closing of this offering. The Issuer may sell the Notes or the Notes due 2036, or both.

CUSIP / ISIN:	55261F AU8 / US55261FAU84

Underwriters’ Discount:	0.081%

Proceeds to Issuer (before expenses):	$499,595,000

Use of Proceeds	We expect to allocate an amount equal to the net proceeds from the sale of the Notes to finance or refinance, in whole or in part, existing and/or future Eligible Green Assets and/or Eligible Social Assets.

Denominations:	$2,000 x $1,000

Optional Redemption:	The Notes are not subject to repayment at the option of the holders prior to the Maturity Date. The Notes are redeemable by the Issuer, solely at its option, (i) at any time on or after June 16, 2025 (180 days following the issue date) and before January 16, 2028, in whole or in part, at a make-whole redemption price based on the treasury rate plus 15 basis points, plus accrued interest thereon to, but excluding, the redemption date and (ii) on January 16, 2028, in whole but not in part, or on or after December 17, 2028 (30 days prior to the Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date, in each case in accordance with the redemption provisions described below under the caption “Description of the Notes—Optional Redemption” of the Prospectus Supplement. The Issuer will give notice to the holders of the Notes at least 10 days and not more than 60 days prior to the date fixed for redemption in the manner described under “Description of the Notes—Optional Redemption” in the Prospectus Supplement.

Certain United States Federal Income Tax Considerations:	The Issuer believes that the Notes should be treated as variable rate Notes that are not issued with original issue discount for United States federal income tax purposes. See the discussion in the Prospectus Supplement under “Certain United States Federal Income Tax Considerations” for a discussion of the United States federal income tax consequences of investing in the Notes.

Joint Book-Running Managers:	RBC Capital Markets, LLC BofA Securities, Inc. M&T Securities, Inc.

Co-Managers:	Academy Securities, Inc. Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date or the following business day will be required, by virtue of the fact that the Notes initially will not settle in T+1, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus), a prospectus supplement and a preliminary pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, the preliminary pricing supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC. toll free at +(866) 375-6829 or BofA Securities, Inc. toll free at +(800) 294-1322.

This pricing term sheet supplements the preliminary pricing supplement filed by M&T Bank Corporation on December 10, 2024 relating to the accompanying prospectus and prospectus supplement filed, in each case, by the Issuer with the SEC on September 22, 2023.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.